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                          September 19, 2023

       Roy Kuan
       Chief Executive Officer
       Generation Asia I Acquisition Limited
       Boundary Hall, Cricket Square
       Grand Cayman, Cayman Islands
       KY1-1102

                                                        Re: Generation Asia I
Acquisition Limited
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Response dated
August 30, 2023
                                                            File No. 001-41239

       Dear Roy Kuan:

              We have reviewed your August 30, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 14, 2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Business, page 1

   1. We partially reissue comment 1. We note that you have an executive office located in
                                                        Hong Kong and the SPAC
Sponsor is based in Hong Kong. Both CF Disclosure
                                                        Guidance: Topic No. 10
(November 23, 2020) and the Sample Letter to China-Based
                                                        Companies (December 20,
2021) indicate that a China-based issuer is a company based in
                                                        China or Hong Kong.
Refer also to Items 1 and 2 preceding the Sample Letter dated
                                                        December 20, 2021
regarding the Division   s view for disclosures by Special Purpose
                                                        Acquisition Company   s
with sponsors based in China, executive offices in China, etc.
 Roy Kuan
Generation Asia I Acquisition Limited
September 19, 2023
Page 2
         Please disclose that you are a China-based issuer prominently in the introduction to the business section. Your disclosure also should describe the legal and operational risks associated with being based in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent
         statements and regulatory actions by China   s government, such as
those related to data
         security or anti-monopoly concerns, has, or may impact the company   s
ability to conduct
         its business, accept foreign investments, or list on an U.S. or other foreign exchange.
         Provide a cross-reference to your detailed discussion of risks facing the company and the offering.
2. We reissue comment 2. Please disclose the risks that being based in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. We reissue comment 3 in part. Please revise to disclose in the introduction to your
         Business section that the location of the sponsor may make you a less attractive partner to a non China-based target company, which may therefore limit the pool of acquisition candidates.
4. We reissue comment 4. Disclose each permission that you are required to obtain from
       Chinese authorities to operate and issue securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied. State whether you may be covered by permissions requirements from the
       China Securities Regulatory Commission (CSRC), Cyberspace Administration of China
       (CAC) or any other governmental agency that is required to approve your operations. Also describe the consequences to you and your investors if you: (i) do not receive or maintain
FirstName LastNameRoy Kuan
       such permissions or approvals, (ii) inadvertently conclude that such permissions or
Comapany   NameGeneration
       approvals              Asia IorAcquisition
                  are not required,                Limited
                                       (iii) applicable laws, regulations, or
interpretations change
       and you are  required
September 19, 2023 Page 2    to obtain  such  permissions  or approvals in the
future.
FirstName LastName
 Roy Kuan
FirstName
GenerationLastNameRoy   KuanLimited
          Asia I Acquisition
Comapany 19,
September NameGeneration
              2023         Asia I Acquisition Limited
September
Page 3    19, 2023 Page 3
FirstName LastName
5. We partially reissue comment 6. Please revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or Hong
         Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.
General

6. We reissue comment 9. Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.
7. We reissue comment 10. Given the significant oversight and discretion of the government
         of the People   s Republic of China (PRC) over the search for a target
company, please
         describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that,
         pursuant to federal securities rules, the term    control
(including the terms    controlling,
            controlled by,    and    under common control with   ) means    the
possession, direct or
         indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
8. We reissue comment 11. In light of recent events indicating greater oversight by the
         Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
      You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation